Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Eldorado Gold Corporation

We consent to the incorporation by reference in the Registration Statement (No. 333-288100) on Form F-10 and the Registration Statements (Nos. 333-103898, 333-107138, 333-122683, 333-145854, 333-153894, 333-160349, 333-176184, 333-180504, 333-197861, 333-230600, 333-288421 and 333-261772) on Form S-8, of our reports dated February 19, 2026, with respect to the consolidated financial statements of Eldorado Gold Corporation (the Entity), which comprise the consolidated statements of financial position as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), cash flows and changes in equity for each of the years then ended, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2025, which reports appear in Exhibit 99.1 to this Form 6-K of the Entity dated February 19, 2026.

/s/ KPMG LLP

Chartered Professional Accountants

February 19, 2026
Vancouver, Canada